SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Index

1.	Summary of 2023 Business Report

-	For the Audit Reports of Woori Financial Group for Fiscal Year 2023, please refer to the exhibits to the Form 6-K furnished to the U.S. Securities and Exchange Commission on March 6, 2024.

Summary of 2023 Business Report

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) has been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Financial Group,” “we,” “us” or the “Company” are to Woori Financial Group Inc. and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Introduction of the Company

1.	Overview of the Company

a.	History

January 11, 2019	Establishment of the Company pursuant to a comprehensive stock transfer, by which Woori Bank, Woori FIS, Woori Finance Research Institute, Woori Credit Information, Woori Fund Services and Woori Private Equity Asset Management became wholly-owned subsidiaries of the Company.

February 13, 2019	Listed on the Korea Exchange (KRX).

April 5, 2019	Entered into share purchase agreements to acquire Tongyang Asset Management Corp. and ABL Global Asset Management Co., Ltd.

June 21, 2019	Entered into a purchase agreement with Woori Bank to acquire the common shares of Woori Investment Bank Co., Ltd. (“Woori Investment Bank”) and integrate Woori Investment Bank as a first-tier subsidiary of the Company (Buyer: Woori Financial Group, Seller: Woori Bank)

July 3, 2019	Entered into a stock exchange agreement between the Company and Woori Card Co., Ltd (“Woori Card”) to integrate Woori Card as a first-tier subsidiary of the Company

July 25, 2019	Entered into a share purchase agreement to acquire Kukje Asset Trust, Ltd.

August 1, 2019	Integrated Woori Asset Management Corp. (formerly known as Tongyang Asset Management Co., Ltd.) as a first-tier subsidiary of the Company.

September 10, 2019	Integrated Woori Card and Woori Investment Bank as first-tier subsidiaries of the Company.

September 26, 2019	Disposed 4% of common shares of the Company held by Woori Bank to a Taiwanese company, Fubon Life Insurance Co., Ltd.

December 6, 2019	Integrated Woori Global Asset Management Corp. as a first-tier subsidiary of the Company

December 30, 2019	Integrated Woori Asset Trust Ltd. as a first-tier subsidiary of the Company

March 25, 2020	Held the first annual general meeting of shareholders of Woori Financial Group; reappointed the Chief Executive Officer

October 26, 2020	Entered into a share purchase agreement to acquire Aju Capital Co., Ltd.

December 10, 2020

Integrated Woori Financial Capital Co., Ltd., (formerly known as Aju Capital Co., Ltd.) as a first-tier subsidiary of the Company

Integrated Woori Savings Bank (formerly known as Aju Savings Bank) as a second-tier subsidiary of the Company

January 15, 2021	Joined the Carbon Disclosure Project (CDP), announced support for the Task force on Climate related Financial Disclosure (TCFD) and established the ESG management principles of Woori Financial Group

March 5, 2021	Established the Board ESG Management Committee

March 12, 2021	Integrated Woori Savings Bank as a first-tier subsidiary of the Company

April 9, 2021	After-hours trading of a 2% stake in Woori Financial Group held by the Korea Deposit Insurance Corporation

April 15, 2021	Purchased additional equity shares of Woori Financial Capital Co., Ltd., increasing the Company’s equity ownership by 12.9%

May 13, 2021	Participated in the capital increase of Woori Savings Bank (KRW 100 billion)

May 24, 2021	Purchased 3.6% of Woori Financial Capital Co., Ltd. in treasury shares

June 4, 2021	Entered into a stock exchange agreement to acquire the remaining shares of Woori Financial Capital Co., Ltd.

August 10, 2021	Integrated Woori Financial Capital Co., Ltd., as a wholly-owned subsidiary of the Company (Completion of stock exchange)

September 9, 2021	Announcement of contemplated sales of the remaining stake in Woori Financial Group held by the Korea Deposit Insurance Corporation

October 8, 2021	Joined the SBTi (Science Based Targets initiative) as part of the roadmap for achieving carbon neutrality

November 2, 2021	Obtained regulatory approval for using the IRB (Internal Rating Based) approach

November 9, 2021	Obtained ‘AA’ rating from MSCI ESG assessment (2 grades higher than the previous year), ‘A’ rating from KCGS(Korea Corporate Governance Service)(1 grade higher than the previous year)

November 17, 2021	Included newly in Asia Pacific Index of DJSI (Dow Jones Sustainability Indices)

December 9, 2021	Achieved practically full privatization through the decrease of the KDIC’S stake in us from 15.1% to 5.8%, changing the largest shareholder from the KDIC to the Employee Stock Ownership Association of Woori Financial Group

December 26, 2021	Launched the Group integrated car finance platform “Woori WON Car”

January 7, 2022	Officially launched the NPL investment company Woori Financial F&I Inc.

January 13, 2022	Joined the global environment initiative Taskforce on Nature-related Financial Disclosures (TNFD)

February 4, 2022	Recognized as an ‘Industry Mover’ in a sustainability assessment by S&P Global for 2022

February 10, 2022	Disposal by the Korea Deposit Insurance Corporation of a 2.2% stake in Woori Financial Group (reducing the KDIC’s stake in Woori Financial Group from 5.8% to 3.6%)

May 11, 2022	Became the first company in the world to join the launch of the ‘Business for Land (B4L) Initiative’ for the protection of sustainable forests and the recovery of land degradation

May 18, 2022	Disposal by the Korea Deposit Insurance Corporation of a 2.3% stake in Woori Financial Group (reducing the KDIC’s stake in Woori Financial Group from 3.6% to 1.3%)

June 19, 2022	Held the inaugural meeting of Woori Financial Future Foundation

August 22, 2022	Joined the ‘Partnership for Biodiversity Accounting Financials(PBAF)’ as the first Asian company

November 7, 2022	Held the global conference ‘Sustainable Finance for a Better World’

December 14, 2022	Signatory of Statement from the Financial Sector at the Conference of the Parties to the ‘UN Convention on Biological Diversity(UN CBD)’

December 29, 2022	Received ‘AA’ rating from MSCI ESG Research for 2 consecutive years

January 16, 2023	Completed the establishment of the ‘WON Synergy’ system to create effective synergy within group companies

January 26, 2023	Became the first financial company in Korea to join the ‘Finance Leadership Group on Plastics’ hosted by ‘UN Environment Programme Finance Initiative (UNEP FI)’

February 27, 2023	Entered into a stock purchase agreement to acquire Daol Investment (52% ownership)

March 23, 2023	Daol Investment, re-named Woori Venture Partners, incorporated as a subsidiary into Woori Financial Holdings

March 24, 2023	Jong-Yong Yim appointed as the 9th chairman of Woori Financial Group (4th annual general meeting of shareholders of Woori Financial Group)

April 21, 2023	Resolved to repurchase and cancel treasury shares, a first-time since the transition to a holding company

June 01, 2023	Entered into a comprehensive stock exchange agreement with Woori Investment Bank and Woori Venture Partners

August 08, 2023	Woori Investment Bank and Woori Venture Partners to each become a wholly-owned subsidiary of Woori Financial Group

August 24, 2023	Group Carbon Emission Reduction Target validated by SBTi (Science Based Targets initiative)

October 05, 2023	Entered into a memorandum of understanding with the Korea Deposit Insurance Corporation to purchase its remaining stake in Woori Financial Group (1.2%)

December 22, 2023	A capital increase of KRW 500 billion conducted by Woori Investment Bank (to enhance competitiveness)

December 26, 2023	Obtained an ‘AAA’ rating from MSCI ESG assessment

March 13, 2024	Resolved to acquire and cancel the remaining shares owned by the Korea Deposit Insurance Corporation

b.	Affiliated Companies

(1)	Overview of Business Group

1.	Name of business group: Woori Financial Group Inc.

(2)	Affiliated companies within the business group

As of December 31, 2023

Type	Name of Company
Listed company (3 companies)	Woori Financial Group
PT Bank Woori Saudara Indonesia 1906 Tbk
PT Woori Finance Indonesia Tbk
Unlisted company (34 companies)	Woori Bank
Woori Card
Woori Financial Capital
Woori Investment Bank
Woori Asset Trust
Woori Savings Bank
Woori Asset Management
Woori Venture Partners
Woori Financial F&I Inc.
Woori Credit Information
Woori Fund Services
Woori Private Equity Asset Management
Woori Global Asset Management
Woori FIS
Woori Finance Research Institute
Korea BTL Infrastructure Fund
Woori America Bank
Woori Bank China Limited
AO Woori Bank
Banco Woori Bank do Brazil S.A.
Woori Global Markets Asia Limited
Woori Bank Vietnam Limited
Wealth Development Bank
Woori Finance Myanmar Co., Ltd.
Woori Bank (Cambodia) PLC.
Woori Bank Europe Gmbh
Tutu Finance-WCI Myanmar Co., Ltd.
Woori Venture Partners US, Inc.
KTB-NHN China Private Equity Fund
KTBN GI Private Equity Fund
Arden Woori Apparel 1st Private Equity Fund
Woori Dyno 1st Private Equity Fund
Green ESG Growth No.1 Private Equity Fund
Woori Corporate Turnaround No.1 Private Equity Fund

Note 1)	Includes first-tier and second-tier subsidiaries under the Financial Holding Company Act as of December 31, 2023

2.	Capital Structure (Changes in Capital)

(units: Won, shares)

Date	Item	Type
		Common Shares	Preferred Shares	Others
December 31, 2023	Number of issued shares	751,949,461	—	—
	Par Value	5,000	—	—
	Capital Stock	3,802,676,300,000	—	—
December 31, 2022	Number of issued shares	728,060,549	—	—
	Par Value	5,000	—	—
	Capital Stock	3,640,302,745,000	—	—
December 31, 2021	Number of issued shares	728,060,549	—	—
	Par Value	5,000	—	—
	Capital Stock	3,640,302,745,000	—	—
December 31, 2020	Number of issued shares	722,267,683	—	—
	Par Value	5,000	—	—
	Capital Stock	3,611,338,415,000	—	—
December 31, 2019	Number of issued shares	722,267,683	—	—
	Par Value	5,000	—	—
	Capital Stock	3,611,338,415,000	—	—

Note 1)	Our common shares of 680,164,306 were issued in January 2019 upon our establishment and the number of our common shares increased by 42,103,377 as a result of a comprehensive stock exchange that took place between Woori Financial Group and Woori Card in September 2019.
Note 2)	The number of our common shares increased by 5,792,866 on August 10, 2021 due to a comprehensive stock exchange to integrate Woori Financial Capital as a wholly-owned subsidiary.
Note 3)	The number of our common shares increased by 32,474,711 as a result of a comprehensive stock exchange that took place on August 8, 2023 to convert Woori Investment Bank and Woori Venture Partners as our wholly-owned subsidiaries.
Note 4)	On October 30, 2023, of the number of our common shares was reduced by 8,585,799 due to the cancellation of our treasury shares acquired through a trust agreement.

- Our paid-in capital does not match the par value of our total issued shares at year-end because our cancellation of treasury shares constitutes the cancellation of treasury shares acquired within the limits of profits available for dividends, which means that there would be no reduction in the paid-in capital of Woori Financial Group.

As of December 31, 2023	(units: Won, shares)

Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price	Note
January 11, 2019	—	Common	680,164,306	5,000	26,415	Establishment (comprehensive stock transfer)
September 10, 2019	—	Common	42,103,377	5,000	12,350	Comprehensive stock exchange Stock increase ratio: 6.19018%
August 10, 2021	—	Common	5,792,866	5,000	11,100	Comprehensive stock exchange Stock increase ratio: 0.80204%
August 8, 2023	—	Common	32,474,711	5,000	11,520	Comprehensive stock exchange Stock increase ratio: 4.46044%
October 30, 2023	—	Common	(8,585,799)	5,000	—	Cancellation of treasury shares

Note 1)	Due to Woori Financial Group’s establishment through a comprehensive stock transfer, the issue price was calculated by dividing the total equity from its financial statements at the time of establishment (KRW 17,966,458,911,689) by the total number of issued shares (680,164,306).
Note 2)	Our capital changed in September 2019 and August 2021 due to a comprehensive stock exchanges. The issue prices were based on the closing stock price on the comprehensive stock exchange date.
Note 3)	On October 30, 2023, we canceled our treasury shares (8,585,799 common shares) acquired through a trust agreement. This share cancellation falls under the provision of Article 343, Paragraph 1 of the Commercial Code, and as it involves the cancellation of treasury shares acquired within the limits of distributable profits, the paid-in capital remains unchanged despite the decrease in the number of the total issued shares (common shares).

3.	Total Number of Authorized Shares

As of December 31, 2023	(unit: shares)

Items	Type		Notes
	Common Shares	Total
Number of authorized shares	4,000,000,000	4,000,000,000	—
Number of issued shares	760,535,260	760,535,260	—
Number of decreased shares	8,585,799	8,585,799	Cancellation of Treasury Shares
Number of treasury shares	53,945	53,945	Note 1)
Number of outstanding shares	751,895,516	751,895,516	—

Note 1)	Acquired from the issuance of fractional shares (2,322 new fractional shares were added in August 2021 due to the comprehensive stock exchange between Woori Financial Group and Woori Financial Capital. 51,621 shares from comprehensive stock exchange between Woori Financial Group-Woori Investment Bank and Woori Financial Group-Woori Venture Partners, etc.)

II.	Business Overview

1.	Results of Operations

(unit: billions of Won)

Type	2023	2022	2021
Operating income	3,499	4,431	3,660
Non-operating income	18	55	89
Income from continuing operations before income tax	3,517	4,485	3,749
Income tax expense from continuing operations	891	1,161	942
Income from discontinued operations	—	—	—
Net income	2,627	3,324	2,807
Controlling Interest	2,506	3,142	2,588
Non-controlling Interest	121	182	219

Note 1)	Based on K-IFRS consolidated financial statements

2.	Funding Sources and Uses of Funds

a.	Sources of Funds

For the periods indicated other than as noted below	(units: millions of Won, %)

Classification	Funding Source	2023			2022			2021
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion

Source	Deposits	324,824,465	2.83	68.98	313,019,768	1.45	68.21	291,653,291	0.79	70.88
	Borrowings	28,052,983	4.02	5.96	27,296,742	1.99	5.95	21,628,379	0.98	5.26
	Debentures	42,458,653	3.55	9.02	45,945,392	2.26	10.01	40,901,547	1.78	9.94
	Others	42,829,998	—	9.09	42,537,152	—	9.27	29,470,312	—	7.15
	Total Liabilities	438,166,099	—	93.05	428,799,054	—	93.44	383,653,529	—	93.23

Total Equity		32,708,219	—	6.95	30,082,662	—	6.56	27,845,863	—	6.77

Total Liabilities & Equity		470,874,318	—	100.00	458,881,716	—	100.00	411,499,392	—	100.00

Note 1)	Average Balance : simple average of the starting balance for the fiscal year and the balance at the end of each quarter
Note 2)	Based on K-IFRS consolidated financial statements

b.	Use of Funds

For the periods indicated other than as noted below	(units: millions of Won, %)

Type	Managed Item	2023			2022			2021
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
	Cash & Due from Banks	16,692,268	3.26	3.54	16,097,533	1.52	3.51	13,809,362	0.34	3.36
	Marketable securities	75,522,522	3.61	16.04	68,661,882	1.50	14.96	58,416,310	1.67	14.20
	Loans	334,205,508	5.08	70.98	326,710,683	3.73	71.20	301,849,585	2.79	73.35
	Loans in local currency	287,312,990	4.84	61.02	280,414,033	3.53	61.12	262,010,967	2.59	63.67
	Loans in foreign Currency	31,215,114	6.64	6.63	30,916,107	4.54	6.74	25,104,084	3.58	6.10
	Guarantee payments	14,567	2.28	0.00	21,260	2.67	0.00	28,000	2.46	0.01
	Credit card receivables	11,215,186	6.85	2.38	10,026,037	7.24	2.18	9,196,190	7.42	2.23
	Foreign bills bought	4,447,651	5.33	0.95	5,333,246	2.58	1.16	5,510,344	0.85	1.34
	Bad debt expense in local currency (-)	2,609,403		(0.55)	2,128,867	—	(0.46)	1,878,781	—	(0.46)
	Others	47,063,423		9.99	49,540,485	—	10.79	39,302,916	—	9.55

Total Assets		470,874,318	—	100.00	458,881,716	—	100.00	411,499,392	—	100.00

Note 1)	Average Balance : simple average of the starting balance for the fiscal year and the balance at the end of each quarter
Note 2)	Based on K-IFRS consolidated financial statements

3.	Other Information Necessary for Making Investment Decisions

a.	Capital Adequacy Ratios

Group BIS Capital Adequacy Ratios

As of the end of the period indicated	(units: billions of Won, % )

Type	2023	2022	2021
Equity capital (A)	34,756	31,404	28,980
Risk weighted assets (B)	219,792	205,307	192,503
BIS(Capital adequacy) ratio (A/B)	15.81	15.30	15.05

Note 1)	BIS (Bank for International Settlements) Capital Adequacy Ratios = Equity capital / Risk weighted assets * 100
Note 2)	Based on K-IFRS consolidated financial statements and Basel III standards (2021 figures partially based on IRB Approach)
Note 3)	2023 figures are estimates only and are subject to change

Capital Adequacy Ratios for Significant Subsidiaries and Consolidated Companies

As of the end of the periods indicated	(units: millions of Won, % )

Name of Company	Type		2023	2022	2021

Woori Bank Note2)	BIS ratio Note1)	Equity capital (A)	28,237,929	26,119,135	25,473,034
		Risk weighted assets (B)	176,073,743	167,432,214	157,275,764
		Capital adequacy ratio (A/B)	16.04	15.60	16.20
Woori Card Note3)	Adjusted capital ratio		16.03	16.54	17.73
	Tangible common equity ratio		10.97	11.28	11.84
Woori Financial Capital Note3)	Adjusted capital ratio		14.35	13.78	13.38
	Tangible common equity ratio		11.48	10.66	11.70
Woori Investment Bank Note4)	BIS ratio Note1)	Equity capital (A)	1,127,425	674,082	576,693
		Risk weighted assets (B)	4,664,162	4,448,524	4,037,822
		Capital adequacy ratio (A/B)	24.17	15.15	14.28
Woori Asset Trust Note5)	Operating capital ratio		1,284.26	1,189.77	1,078.93
Woori Asset Management Note3)	Minimum operating capital ratio		650.26	681.18	721.87
Woori Venture Partners Note6)	Tangible common equity ratio		90.82	90.92	88.57
Woori Savings Bank Note7)	BIS Capital adequacy ratio Note1)		13.21	18.06	21.47
Woori Private Equity Asset Management Note3)	Minimum operating capital ratio		8,618.79	8,937.76	3,967.99

Note 1)	BIS (Bank for International Settlements) Capital Adequacy Ratio : Equity capital / Risk weighted assets * 100
Note 2)	Figures for Woori Bank are based on K-IFRS consolidated financial statements and Basel III standards. 2023 figures are estimates only and are subject to change
Note 3)	Figures for Woori Card, Woori Financial Capital, Woori Asset Management, Woori Private Equity Asset Management are based on the applicable standards for business reports submitted to the Financial Supervisory Service and our K-IFRS separate financial statements
Note 4)	Figures for Woori Investment Bank are based on the applicable standards for business reports submitted to the Financial Supervisory Service and our K-IFRS consolidated financial statements
Note 5)	Figures for Woori Asset Trust are based on K-IFRS separate financial statements
Note 6)	Figures for Woori Venture Partners are based on K-IFRS consolidated financial statements
Note 7)	Figures for Woori Savings Bank are based on K-GAAP

b.	Liquidity Ratios

Won Liquidity Ratios

As of the end of the periods indicated	(units: millions of Won, % )

Type	2023			2022			2021
	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio

Woori Financial Group Note 1)	111,895	8,155	1,372.1	316,876	7,656	4,138.9	560,744	5,734	9,779.3
Woori Card Note 2)	9,119,265	2,454,480	371.54	8,282,745	1,832,484	452.0	7,455,390	1,419,809	525.1
Woori Financial Capital Note 2)	1,919,083	1,245,067	154.1	2,468,298	1,205,067	204.8	1,531,101	856,736	178.7
Woori Investment Bank Note 2)	4,032,290	1,926,080	209.4	3,128,499	1,802,149	173.6	2,728,159	2,031,260	134.3
Woori Asset Trust Note 2)	171,860	18,555	926.2	232,036	32,755	708.4	176,660	25,558	691.2
Woori Savings Bank Note 2), Note3)	434,495	231,003	188.09	534,678	384,493	139.1	292,913	228,445	128.2
Woori Venture Partners Note 2)	103,367	7,210	1,433.6	109,432	10,707	1,022.1	122,396	21,978	556.9
Woori Private Equity Asset Management Note 2)	27,506	2,396	1,147.8	23,226	1,897	1,224.4	8,068	1,539	540.0

Note 1)	Based on current assets and liabilities within one month of maturity
Note 2)	Based on current assets and liabilities within 90 days of maturity
Note 3)	Based on K-GAAP

Foreign Currency (FC) Liquidity Ratios

As of the end of the periods indicated	(units: millions of Won, % )

Type	2023			2022			2021
	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio

Woori Investment Bank Note 1)	9,450	7,362	128.36	65,102	63,365	102.74	13,583	—	—

Note 1)	Based on current assets and liabilities within three months of maturity

Liquidity Coverage Ratios

(unit: % )

Name of Company	Type	2023	2022	2021

Woori Bank	Liquidity coverage ratio Note 1)	101.26	102.40	89.95
	Foreign currency liquidity coverage ratio Note 2)	162.75	143.11	107.40
	Ratio of business purpose premises and equipment	10.20	11.04	11.46

Note 1)	LCR: Average of daily ratios during a quarter (same as the calculation method used for business disclosure)

-	2023 year-end regulatory ratio: 95.0%, 2022 year-end regulatory ratio: 92.5%, 2021 year-end regulatory ratio: 85.0%

Note 2)	Foreign currency LCR: ratio calculated based on averages of the amount of each category (same as the calculation method used for business disclosure)

-	Regulatory ratio after 2022: 80.0%, 2021 year-end regulatory ratio: 70.0%

Note 3)	The applicable periods for LCR and Foreign currency LCR are: 4Q2023, 4Q2022 and 4Q2021

c.	Profitability Ratios Note1), Note2)

(unit: %)

Type	2023		2022		2021

	ROA	ROE	ROA	ROE	ROA	ROE

Woori Financial Group
Including non-controlling interests	0.54	8.65	0.70	12.21	0.66	11.48
Excluding non-controlling interests	0.52	8.25	0.66	11.54	0.61	10.58
Woori Bank	0.56	9.68	0.66	11.71	0.60	9.92
Woori Card	1.02	6.64	1.14	7.28	1.10	6.36
Woori Financial Capital	0.83	6.39	1.51	12.53	1.69	15.74
Woori Investment Bank	(0.93)	(6.95)	1.74	14.47	1.59	12.89
Woori Asset Trust	9.73	12.68	20.86	29.74	18.64	27.05
Woori Savings Bank Note3)	(2.42)	(18.47)	0.41	3.05	1.06	7.95
Woori Asset Management	4.97	5.30	0.75	0.80	6.82	7.11
Woori Venture Partners	2.63	2.90	4.06	4.51	27.83	32.93
Woori Private Equity Asset Management	2.07	2.16	2.60	2.75	5.46	5.96

Note 1)	Based on the applicable standards for business reports submitted to the Financial Supervisory Service. The figures for Woori Financial Group and Woori Bank are on a consolidated basis while the figures for the other subsidiaries are on a non-consolidated basis
Note 2)	Total assets and total equity : simple average of the starting balance for the fiscal year and the ending balance of each quarter
Note 3)	Figures for Woori Savings Bank are based on K-GAAP

d.	Asset Quality

Group Asset Quality

(units: billions of Won, % )

Type	2023	2022	2021

Total loans	365,780	343,821	332,797
Substandard and below loans	1,357	1,082	990
Substandard and below ratio	0.37	0.31	0.30
Non-performing loans (“NPL”)	1,299	997	902
NPL ratio	0.36	0.29	0.27
Substandard and below coverage ratio (A/B)	220.1	217.6	192.2
Loan loss reserve (A)	2,986	2,354	1,903
Substandard and below loans (B)	1,357	1,082	990

Note 1)	Based on the applicable standards for financial holding company business reports submitted to the Financial Supervisory Service

Asset Quality for Significant Subsidiaries and Consolidated Companies

(units: % )

Type	2023			2022			2021

	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio
Woori Bank	0.18	0.17	320.84	0.19	0.16	263.43	0.20	0.18	205.50
Woori Card	0.97	—	104.92	0.80	—	104.92	0.41	—	103.21
Woori Financial Capital	2.37	—	113.21	1.22	—	198.56	1.20	—	196.70
Woori Investment Bank	0.55	0.55	578.29	0.63	0.58	151.81	0.57	0.55	120.05
Woori Asset Trust	32.11	—	—	32.23	—	—	56.61	—	—
Woori Savings Bank Note 2)	3.53	—	101.66	3.22	—	97.54	2.32	—	117.37

Note 1)	Based on the applicable standards for business reports submitted to the Financial Supervisory Service
Note 2)	Based on K-GAAP

III.	Financial Information

1.	Condensed Financial Statements (Consolidated)

Summary Consolidated Statement of Financial Position

(The Company and its Consolidated Subsidiaries, as of the end of the periods indicated)	(unit: millions of Won)

Classification	2023	2022	2021
ASSETS
Cash and cash equivalents	30,556,618	34,219,148	20,613,073
Financial assets at fair value through profit or loss (“FVTPL”)	21,544,756	19,860,573	13,497,234
Financial assets at fair value through other comprehensive income	37,891,495	33,085,080	39,119,789
Securities at amortized cost	23,996,172	28,268,516	17,086,274
Loans and other financial assets at amortized cost	373,148,148	355,760,729	348,885,617
Investments in joint ventures and associates	1,795,370	1,305,636	1,335,167
Investment properties	472,768	387,707	389,495
Premises and equipment	3,176,759	3,142,930	3,174,720
Intangible assets and goodwill	996,842	849,114	785,386
Assets held for sale	20,345	13,772	26,327
Net defined benefit asset	240,260	319,280	21,346
Current tax assets	203,542	53,274	22,598
Deferred tax assets	93,366	109,299	31,131
Derivative assets (designated for hedging)	26,708	37,786	106,764
Other assets	3,841,787	3,061,552	2,088,950

Total assets	498,004,936	480,474,396	447,183,871

LIABILITIES
Financial liabilities at FVTPL	6,138,313	8,952,399	4,873,458
Deposits due to customers	357,784,297	342,105,209	317,899,871
Borrowings	30,986,746	28,429,603	24,755,459
Debentures	41,239,245	44,198,486	44,653,864
Provisions	806,031	545,865	576,134
Net defined benefit liability	6,939	35,202	47,986
Current tax liabilities	103,655	843,555	584,491
Deferred tax liabilities	470,311	31,799	186,946
Derivative liabilities (designated for hedging)	153,007	202,911	27,584
Other financial liabilities	26,115,005	22,811,868	24,171,030
Other liabilities	803,897	690,157	556,853

Total liabilities	464,607,446	448,847,054	418,333,676

EQUITY
Owners’ equity:	31,666,881	28,761,897	25,842,019
Capital stock	3,802,676	3,640,303	3,640,303
Hybrid securities	3,611,129	3,112,449	2,294,381
Capital surplus	935,563	682,385	682,385
Other equity	(1,668,957)	(2,423,392)	(2,167,614)
Retained earnings	24,986,470	23,750,152	21,392,564
Non-controlling interests	1,730,609	2,865,445	3,008,176

Total equity	33,397,490	31,627,342	28,850,195

Total liabilities and equity	498,004,936	480,474,396	447,183,871

Number of Consolidated Subsidiaries (excluding holding company)	179	167	152

Summary Consolidated Statement of Comprehensive Income

(The Company and its Consolidated Subsidiaries, for the periods indicated)	(unit: millions of Won, except per share amounts)

Classification	2023	2022	2021
Operating income	3,499,029	4,430,524	3,659,749
Net interest income	8,742,540	8,696,579	6,985,721
Net fees and commissions income	1,720,481	1,710,170	1,470,775
Dividend income	240,293	159,982	309,211
Net gain or loss on financial instruments at FVTPL	488,486	238,502	325,751
Net gain or loss on financial assets at FVTOCI	(37,641)	(21,498)	32,624
Net gain or loss arising on financial assets at amortized cost	203,942	74,204	107,317
Impairment losses due to credit loss	(1,894,916)	(885,272)	(536,838)
General and administrative expenses	(4,443,433)	(4,529,890)	(4,147,411)
Other net operating income (expenses)	(1,520,723)	(1,012,253)	(887,401)
Non-operating income	18,424	54,850	89,492
Net income before income tax expense	3,517,453	4,485,374	3,749,241
Income tax expense	(890,559)	(1,161,392)	(941,870)
Net income	2,626,894	3,323,982	2,807,371
Net income attributable to owners	2,506,296	3,141,680	2,587,936
Net income attributable to the non-controlling interests	120,598	182,302	219,435
Other comprehensive income (loss), net of tax	663,537	(239,819)	170,181
Items that will not be reclassified to profit or loss	122,334	216,767	96,529
Items that may be reclassified to profit or loss	541,203	(456,586)	73,652
Total comprehensive income	3,290,431	3,084,163	2,977,552
Comprehensive income attributable to the owners	3,164,464	2,909,053	2,745,764
Comprehensive income attributable to non-controlling interests	125,967	175,110	231,788
Net income per share:
Basic and diluted loss per share (in Korean Won)	3,230	4,191	3,481

2.	Condensed Financial Statements (Separate)

Summary Statement of Financial Position

(The Company, as of the end of the period indicated)	(unit: millions of Won)

Classification	2023	2022	2021
ASSETS
Cash and cash equivalents	289,507	313,361	578,725
Financial assets at fair value through profit or loss	—	689	—
Financial assets at fair value through other comprehensive income	539,709	312,771	146,294
Loans and other financial assets at amortized cost	1,104,815	2,041,877	633,110
Investments in subsidiaries	23,670,476	22,394,915	22,144,915
Premises and equipment	6,609	11,052	7,790
Intangible assets	4,052	4,859	5,171
Net defined benefit asset	3,941	5,947	1,516
Current tax assets	158,951	14,350	856
Deferred tax assets	7,478	13,433	6,454
Other assets	484	322	151

Total assets	25,786,022	25,113,576	23,524,982

LIABILITIES
Financial liabilities at fair value through profit or loss	—	—	329
Debentures	1,587,659	1,447,762	1,367,429
Provisions	1,227	487	394
Current tax liabilities	32,125	721,795	468,305
Other financial liabilities	163,621	46,039	22,988
Other liabilities	392	591	548

Total liabilities	1,785,024	2,216,674	1,859,993

EQUITY
Capital stock	3,802,676	3,640,303	3,640,303
Hybrid securities	3,610,953	3,112,273	2,294,288
Capital surplus	11,120,236	10,909,281	10,909,281
Other equity	(7,871)	(26,186)	(3,874)
Retained Earnings	5,475,004	5,261,231	4,824,991

Total equity	24,000,998	22,896,902	21,664,989

Total liabilities and equity	25,786,022	25,113,576	23,524,982

Summary Statement of Comprehensive Income

(The Company, for the period indicated)	(unit: millions of Won, except per share amounts)

Classification	2023	2022	2021
Operating income	1,424,670	1,185,627	590,550
Net interest income (expense)	27,495	(5,030)	(22,245)
Interest income	64,592	25,614	4,236
Interest expense	(37,097)	(30,644)	(26,481)
Net fees and commissions loss	(20,097)	(15,059)	(12,585)
Fees and commissions income	1,625	1,596	1,306
Fees and commissions expense	(21,722)	(16,655)	(13,891)
Dividend income	1,482,956	1,272,393	692,605
Net gain (loss) on financial instruments at FVTPL	2,023	1,018	(7,576)
Reversal (Provision) of impairment losses due to credit loss	(348)	(244)	76
General and administrative expenses	(67,359)	(67,451)	(59,725)
Non-operating income (expense)	(1,043)	(1,363)	(305)
Net income before income tax expense	1,423,627	1,184,264	590,245
Income tax income (expense)	881	(1,015)	4,607
Net income	1,424,508	1,183,249	594,852
Other comprehensive income (loss), net of tax	18,916	(22,312)	(2,330)
Items that will not be reclassified to profit or loss	18,916	(22,312)	(2,330)
Net gain (loss) on valuation of equity securities at FVTOCI	19,789	(24,676)	(2,408)
Remeasurement of the net defined benefit liability	(873)	2,364	78
Total comprehensive Income	1,443,424	1,160,937	592,522
Net Income per share:
Basic and diluted income per share (in Korean Won)	1,754	1,499	730

3.	Dividend Information

As a financial holding company, we depend on receiving dividends from our subsidiaries to pay dividends, and our subsidiaries pay us dividends within the limits of their distributable profits after deducting the necessary internal reserves required to maintain the adequate regulatory capital imposed by the financial authorities by sector. Therefore, the levels of our dividend payouts take into holistic consideration the current and future asset growth of Woori Financial Group and its subsidiaries and surplus funds after maintaining the appropriate capital adequacy ratios, among other factors.

In 2023, we established and disclosed, through our IR activities, our “Shareholder Return Policy and Capital Management Plan based on the Total Shareholder Return (“TSR”) Ratio (considering both dividends and treasury share buyback/cancellation”. Accordingly, for the first time since our establishment, we paid interim dividends (KRW 180 per share for each of the second and third quarters), repurchased and canceled treasury shares worth KRW 100 billion, and achieved a TSR of approximately 33.8% through a resolution to pay a year-end dividend of KRW 640 per share.

Furthermore, to advance the dividend process (dividend decision g record date), we resolved to amend our articles of incorporation at the FY2022 shareholders’ meeting (held on March 24, 2023) and subsequently set the record date for the FY2023 annual dividend to come after the announcement of the dividend decision, effectively enhancing the predictability of dividends.

Considering the recent strengthening of capital regulations, enhanced loss-absorption capacity, and the competitive landscape, we have reviewed and made some modifications to the existing shareholder return policy, including changing the CET1 ratio criterion from 12% to 13%. The main points are as follows:

①	Maintain the current policy of “concurrently paying cash dividends and repurchasing and canceling treasury shares” and gradually increase the level of such activities.

②	Modify the shareholder return policy for each CET1 ratio range as follows:

Classification	Tier 1	Tier 2	Tier 3
CET1 Ratio	~ 11.5%	11.5% ~ 13.0%	13.0% ~
Total Shareholder Return (TSR)	below 30%	30% ~ 35% Level	35% or above
(Target TSR 50%)

Note 1)	The TSR ratio is determined annually based on the macro environments (both domestic and international) and group net profit, etc.
Note 2)	The shareholder return policy may change depending on regulatory supervision, economic conditions and management objectives, among others.

③

Promote selective growth considering Return on Risk Weighted Asset (RoRWA) for a proactive risk-weighted asset management and additional capital ratio improvement through asset portfolio enhancement, such as increasing high-quality assets with low risk and high returns.

We will continue our efforts to review the criteria and scale of future shareholder return policies, aiming to enhance market predictability and shareholder value. If there are any changes to the shareholder return policy, such as the implementation of the “Enterprise Value-Up Program” in the future, we will actively communicate such updates with stakeholders through guidance and disclosure.

Items		2023	2022	2021

Par value per share (Won)		5,000	5,000	5,000
Net profit (Millions of Won)		2,506,296	3,141,680	2,587,936
Earnings per share (Won)		3,230	4,191	3,481
Total cash dividends (Millions of Won)		747,302	822,705	654,384
Total stock dividends (Millions of Won)		—	—	—
Cash dividend payout ratio (%)		29.82	26.19	25.29
Cash dividend yield (%)	Common Shares	6.7	8.8	6.8
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (Won)	Common Shares	1,000	1,130	900
	Preferred Shares	—	—	—
Stock dividend per share (Share)	Common Shares	—	—	—
	Preferred Shares	—	—	—

Note 1)	The dividends for FY2023 include interim dividends of KRW 130,748 million (KRW 180 cash dividend per share) for the second quarter, and KRW 135,341 million (KRW 180 cash dividend per share) for the third quarter
Note 2)	The dividends for FY2022 include the interim dividends of KRW 109,209 million (KRW 150 cash dividend per share)
Note 3)	The dividends for FY2021 include the interim dividends of KRW 108,340 million (KRW 150 cash dividend per share)
Note 4)	Of the total cash dividends for FY2023, the annual dividends of KRW 481,213 million represents the amount prior to its approval at the annual general meeting of shareholders for FY2023. If the amount is rejected or amended at the annual general meeting, the Company will disclose such changes, including details and reasons.
Note 5)	The above cash dividend yield is calculated as the percentage of dividend per share to the arithmetic average price formed in the stock market during the past week, starting from two trading days before the record date. The percentage is rounded to the first decimal place.

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	2023	2022	2021
Auditor	KPMG Samjong Accounting Corp.	Samil PricewaterhouseCoopers	Samil PricewaterhouseCoopers
Auditor’s Opinion	Note 1)	Note 2)	Note 3)

Note 1)	In its audit report, KPMG Samjong Accounting Corp. has stated that the financial statements are presented fairly, in all material respects, in accordance with Korean IFRS.

Note 2)	In its audit report, Samil PricewaterhouseCoopers has stated that the financial statements are presented fairly, in all material respects, in accordance with Korean IFRS.

Note 3)	In its audit report, Samil PricewaterhouseCoopers has stated that the financial statements are presented fairly, in all material respects, in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor

a.	Audit Services

Term	Auditor	Description	Contractual		Actual
			Fee	Time	Fee	Time
2023	KPMG Samjong Accounting Corp.	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 964 million	9,380 hours	KRW 964 million	9,613 hours
2022	Samil PricewaterhouseCoopers	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,068 million	9,380 hours	KRW 1,068 million	8,714 hours
2021	Samil PricewaterhouseCoopers	1Q/1H/3Q Review Closing audit (including internal accounting management system)	KRW 1,172 million	10,450 hours	KRW 1,172 million	9,962 hours

Note 1)	Fee excludes VAT

Note 2)	Time includes planning time up until the commencement of the applicable services

b.	Other Audit Services

Not Applicable

c.	Current Status of Audit Service Agreements with the Independent Auditor Relating to U.S. Listing

Term	Auditor	Description	Fee
2023	KPMG Samjong Accounting Corp.	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2023)	KRW 1,891 million
2022	Samil PricewaterhouseCoopers	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2022)	KRW 2,240 million
2021	Samil PricewaterhouseCoopers	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting (for FY2021)	KRW 2,370 million

Note 1)	Fee excludes VAT

d.	Non-Audit Services

Term	Date of Execution of Agreement	Description of Service	Service Term	Fees

2023	March 31, 2023	Tax adjustment (including review relating to application of consolidated tax)	April 1, 2023 ~ May 31, 2024	KRW 64 million
2022	March 30, 2022	Tax adjustment (including review relating to application of consolidated tax)	April 1, 2022 ~ May 31, 2023	KRW 64 million
2021	March 29, 2021	Tax adjustment (including review relating to application of consolidated tax)	June 1, 2021 ~ May 31, 2022	KRW 61 million

Note 1)	Fee excludes VAT

V.	Corporate Governance

1.	About the Board of Directors

a.	Composition of the Board of Directors

As of December 31, 2023, our board of directors consists of seven directors in total, consisting of six independent directors and one standing director.

On March 24, 2023, at the annual general meeting of shareholders, three independent directors and one standing director were appointed.

- New independent directors (2): Su-Young Yun, Sung-Bae Ji / Reappointed independent director (1): Chan-Hyoung Chung / New standing director (1): Jong-Yong Yim

On March 24, 2023, three independent directors and one standing director completed their terms and resigned.

- Resignation of independent directors (3): Sung-Tae Ro, Sang-Yong Park, Dong-Woo Chang / Resignation of standing director (1): Tae-Seung Son

On July 3, 2023, Won-Duk Lee, a non-standing director, resigned due to personal reasons.

The board of directors operates a total of six standing committees: Audit Committee, Risk Management Committee, Compensation Committee, Committee for Recommending Executive Officer Candidates, Committee for Recommending Subsidiary Representative Director Candidates, ESG Management Committee.

On March 24, 2023, Chan-Hyoung Chung, an independent director, was appointed as the chair of the board of directors. Chan-Hyoung Chung, a former CEO of a finance company, has outstanding insight and experience in the financial and accounting sectors. He has demonstrated leadership and responsibility as an independent director of Woori Financial Group (from January 11, 2019 to present) and as the chair of the Audit Committee (from January 11, 2019 to March 24, 2023), which led to his appointment as the chair of our board of directors based on unanimous consent from all of the directors.

The chair of the board of directors does not concurrently hold the position of representative director.

b.	Committees under the Board of Directors

We currently have the following committees serving under the board of directors:

(a)	Audit Committee

(b)	Risk Management Committee

(c)	Compensation Committee

(d)	Committee for Recommending Executive Officer Candidates

(e)	Committee for Recommending Subsidiary Representative Director Candidates

(f)	ESG Management Committee

(As of December 31, 2023)

Name of Committee	Composition	Names of Members
Audit Committee	Four independent directors	(Chair) Su-Young Yun (independent director) Chan-Hyoung Chung (independent director) Yo-Hwan Shin (independent director) Sung-Bae Ji (independent director)

Risk Management Committee	Three independent directors	(Chair) In-Sub Yoon (independent director) Su-Young Yun (independent director) Soo-Young Song (independent director)

Compensation Committee	Four independent directors	(Chair) Yo-Hwan Shin (independent director) In-Sub Yoon (independent director) Chan-Hyoung Chung (independent director) Su-Young Yun (independent director)

Committee for Recommending Executive Officer Candidates	Six independent directors

(Chair) Sung-Bae Ji (independent director)

In-Sub Yoon (independent director)

Chan-Hyoung Chung (independent director)

Su-Young Yun (independent director)

Yo-Hwan Shin (independent director)

Soo-Young Song (independent director)

Committee for Recommending Subsidiary Representative Director Candidates	Six independent directors One standing director

(Chair) Jong-Yong Yim (standing director)

In-Sub Yoon (independent director)

Chan-Hyoung Chung (independent director)

Su-Young Yun (independent director)

Yo-Hwan Shin (independent director)

Sung-Bae Ji (independent director)

Soo-Young Song (independent director)

ESG Management Committee	Six independent directors One standing director

(Chair) Soo-Young Song (independent director)

In-Sub Yoon (independent director)

Chan-Hyoung Chung (independent director)

Su-Young Yun (independent director)

Yo-Hwan Shin (independent director)

Sung-Bae Ji (independent director)

Jong-Yong Yim (standing director)

2.	Shareholders’ Meetings

a.	Voting Rights Note 1)

(unit: shares, as of Dec. 31, 2023)

Items		Number of shares	Notes
Number of issued shares	Common Shares	751,949,461	—
	Preferred Shares	—	—
Number of shares without voting rights	Common Shares	3,427,497	Note 2)
	Preferred Shares	—	—
Number of shares for which voting rights are excluded pursuant to the articles of incorporation	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights are limited by law	Common Shares	10,482,022	Note 3)
	Preferred Shares	—	—
Number of shares for which voting rights have been restored	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights may be exercised	Common Shares	738,039,942	—
	Preferred Shares	—	—

Note 1)	As of the annual general meeting of shareholders for FY2023 in March 2024
Note 2)	Treasury shares acquired from the issuance of fractional shares and shares in mutual ownership (pursuant to Article 369 of the Commercial Code)
Note 3)	A non-financial business operator is restricted from exercising voting rights in excess of 4% of the total number of outstanding voting shares of a financial holding company (pursuant to Article 8-2 of the Financial Holding Company Act)

b.	Summary of the Minutes of Shareholders’ Meetings

	Agenda	Result
Annual General Meeting of Shareholders for FY2020 (March 26, 2021)	1. Approval of financial statements for the fiscal year 2020	Approved as submitted
	2. Approval of amendments to the Articles of Incorporation	Approved as submitted
	3. Approval of reduction of Capital Reserve	Approved as submitted

4. Appointment of directors (1 standing director, 4 independent directors)

- 4-1 Candidate for standing director : Won-Duk Lee

- 4-2 Candidate for independent director : Sung-Tae Ro

- 4-3 Candidate for independent director : Sang-Yong Park

- 4-4 Candidate for independent director : Zhiping Tian

- 4-5 Candidate for independent director : Dong-Woo Chang

Approved as submitted
	5. Appointment of independent director who will serve as an Audit Committee Member - Candidate for independent director who will serve as an Audit Committee Member : Chan-Hyoung Chung	Approved as submitted

6. Appointment of Audit Committee Members who are independent directors

- 6-1 Candidate for Audit Committee Member who is an independent director

: Sung-Tae Ro

- 6-2 Candidate for Audit Committee Member who is an independent director

: Dong-Woo Chang

Approved as submitted
	7. Approval of the maximum limit on directors’ compensation	Approved as submitted
Extraordinary General Meeting of Shareholder in 2022 (January 27, 2022)	1. Appointment of directors (2 independent directors) - 1-1 Candidate for independent director : In-Sub Yoon - 1-2 Candidate for independent director : Yo-Hwan Shin	Approved as submitted
Annual General Meeting of Shareholders for FY2021 (March 25, 2022)	1. Approval of financial statements for the fiscal year 2021	Approved as submitted
	2. Approval of amendments to the Articles of Incorporation	Approved as submitted

	3. Appointment of directors (4 independent directors, 1 non-standing director) - 3-1 Candidate for independent director : Soo-Young Song - 3-2 Candidate for independent director : Sung-Tae Ro	Approved as submitted
- 3-3 Candidate for independent director : Sang-Yong Park - 3-4 Candidate for independent director : Dong-Woo Chang - 3-5 Candidate for non-standing director : Won-Duk Lee
	4. Appointment of independent director who will serve as an Audit Committee Member - Candidate for independent director who will serve as an Audit Committee Member : Chan-Hyoung Chung	Approved as submitted

5. Appointment of Audit Committee Members who are independent directors

- 5-1 Candidate for Audit Committee Member who is an independent director

: Sung-Tae Ro

- 5-2 Candidate for Audit Committee Member who is an independent director

: Dong-Woo Chang

Approved as submitted
	6. Approval of the maximum limit on directors’ compensation	Approved as submitted
Annual General Meeting of Shareholders for FY2022 (March 24, 2023)	1. Approval of financial statements for the fiscal year 2022 (Jan. 1, 2022 – Dec.31, 2022)	Approved as submitted
	2. Approval of amendments to the Articles of Incorporation	Approved as submitted

3. Election of directors (2 independent directors, 1 standing director)

- 3-1 Candidate for independent director : Chan-Hyoung Chung

- 3-2 Candidate for independent director : Su-Young Yun

- 3-3 Candidate for standing director : Jong-Yong Yim

Approved as submitted
	4. Election of independent director who will serve as an Audit Committee Member - Candidate for independent director who will serve as an Audit Committee Member : Sung-Bae Ji	Approved as submitted

5. Election of Audit Committee Members who are independent directors

- 5-1 Candidate for Audit Committee Member who is an Independent director :

Chan-Hyoung Chung

- 5-2 Candidate for Audit Committee Member who is an Independent director :

Su-Young Yun

- 5-3 Candidate for Audit Committee Member who is an Independent director :

Yo-Hwan Shin

Approved as submitted
	6. Approval of maximum limit on directors’ compensation	Approved as submitted

VI.	Shareholder Information

1.	Share Distribution

a.	Share Information of the Largest Shareholder and Specially Related Parties

As of December 31, 2023	(units: shares, %)

Name	Relation	Type	Shares Held				Notes
			Beginning balance		Ending balance
			Number	Share	Number	Share

Employee Stock Ownership Association of Woori Financial Group	The largest shareholder	Common	41,165,138	5.65	43,990,091	5.85	—
Employee Stock Ownership Association of Woori Bank	The related party of the largest shareholder	Common	28,136,218	3.87	25,040,007	3.33	—
Total		Common	69,301,356	9.52	69,030,098	9.18	—
		Others	—	—	—	—	—

Note 1)	Shares in beginning balance is as of December 31, 2022

b.	Changes in the largest shareholder

As of December 31, 2023	(units: shares, %)

Change of Date	Largest Shareholder	Number Held	Share	Notes
April 9, 2021	Korea Deposit Insurance Corporation	110,159,443	15.25	Sales of KDIC’S 14,445,354 shares through after-hours trading Note 1)
August 10, 2021	Korea Deposit Insurance Corporation	110,159,443	15.13	Issuance of new common shares (5,792,866 shares) Note 2)
December 9, 2021	Employee Stock Ownership Association of Woori Financial Group and others 1	71,346,178	9.80	Bought 1.00% of the KDIC’s remaining shares of Woori Financial Group (8.80% share already held) Note 3)

Note 1)	Refer to the prior disclosures on Form 6-K on April 13, 2021, Change in the Number of Shares Owned by the Largest Shareholder of Woori Financial Group
Note 2)	Comprehensive stock exchange between Woori Financial Group and Woori Financial Capital
Note 3)	Refer to the prior disclosure on the Form 6-K on December 10, 2021, Changes in the Largest Shareholder

c.	Share Ownership of More Than 5%

As of December 31, 2023	(units: shares, %)

	Name	Shares		Notes
		No. of shares	Percentage of shareholding
Share ownership of more than 5%	National Pension Service	47,428,392	6.31	—
	Nobis1, Inc. (IMM PE)	40,560,000	5.39	—
Employee Stock Ownership Association		69,030,098	9.18	The largest shareholder Note 1)

Note 1)	Total shares of the employee stock ownership association of Woori Financial Group and Woori Bank
Note 2)

Blackrock Fund Advisors’ ownership exceeded the 5% threshold in their filing made on February 6, 2023, but they have been excluded from this table due to a decrease in ownership percentage resulting from an increase in the number of issued shares through our comprehensive stock swap in August 2023 (4.91% as of the end of 2023).

2.	Stock Price and Stock Market Performance

a.	Domestic Stock Market

(units: Won, shares)

Period		July 2023	August 2023	September 2023	October 2023	November 2023	December 2023
Common Shares	High	12,140	11,910	12,590	12,730	13,020	13,050
	Low	11,360	11,320	11,870	11,880	12,030	12,800
	Average	11,657	11,541	12,231	12,323	12,525	12,922
Monthly Trade Volume	High	9,251,858	7,958,807	4,631,152	3,138,026	3,483,732	21,327,324
	Low	1,257,253	983,882	1,013,134	992,609	717,389	719,284
	Monthly Total	52,450,175	50,077,077	37,554,074	37,368,743	33,250,556	47,190,723

Note 1)	Source: KRX KOSPI Market
Note 2)	Share prices are based on closing prices.

b.	Foreign Stock Market (NYSE)

(units: US Dollars, Won, ADSs)

Period		July 2023	August 2023	September 2023	October 2023	November 2023	December 2023

ADS	High	28.30	27.27	28.57	28.28	30.31	30.63
	Low	26.23	25.04	26.58	26.21	27.05	29.19
	Average	27.49	26.07	27.52	27.39	29.04	29.98
Won Conversion	High	36,244	34,737	37,930	38,161	39,070	39,647
	Low	34,120	33,336	35,200	35,570	36,507	38,309
	Average	35,357	34,366	36,583	36,991	38,049	39,094
Monthly Trade Volume	High	174,364	100,862	49,475	71,564	60,254	52,667
	Low	18,350	16,952	24,010	19,787	15,079	14,900
	Monthly Total	1,067,103	1,097,243	708,596	867,528	676,055	588,147

Note 1)	Source: standard trading rate (daily and monthly average) (Seoul Money Brokerage, www.smbs.biz)
Note 2)	One ADS represents three common shares.
Note 3)	Share prices are based on closing prices.

VII.	Directors and Employee Information

1.	Directors and Executives

As of December 31, 2023

Position		Name	Common Shares Owned	Term Commencement Date	Expiration of Term

Chief Executive Officer	Registered	Jong-Yong Yim	10,000	March 24, 2023 ~	Note 1)
Independent Director	Registered	In-Sub Yoon	—	January 27, 2022 ~	Note 2)
Independent Director	Registered	Chan-Hyoung Chung	10,532	January 11, 2019 ~	Note 2)
Independent Director	Registered	Su-Young Yun	—	March 24, 2023~	Note 3)
Independent Director	Registered	Yo-Hwan Shin	—	January 27, 2022 ~	Note 2)
Independent Director	Registered	Sung-Bae Ji	—	March 24, 2023~	Note 3)
Independent Director	Registered	Soo-Young Song	—	March 25, 2022 ~	Note 2)
Deputy President	Non-Registered	Sung-Wook Lee	16,000	February 25, 2022~	~February 10,2024 Note 4)
Deputy President	Non-Registered	Gwang-Ik Jang	—	April 3, 2023~	~April 2, 2025
Deputy President	Non-Registered	Il-Jin Ouk	3,000	December 8, 2023 ~	~ November 30, 2024
Deputy President	Non-Registered	Jang-Keun Park	—	December 8, 2023 ~	~ March 6, 2025
Deputy President	Non-Registered	Jung-Soo Lee	6,890	December 8, 2023 ~	~ March 6, 2025
Deputy President	Non-Registered	Chan-Ho Jeong	5,492	December 8, 2023 ~	~ November 30, 2025
Deputy President	Non-Registered	Yoon-Hong Song	—	December 8, 2023 ~	~ November 30, 2025
Deputy President	Non-Registered	Jae-Hwa Jeon	7,872	March 7, 2023~	~ March 6, 2025
Deputy President	Non-Registered	Kyu-Hwang Jeong	11,741	December 8, 2023 ~	~ November 30, 2025
Managing Director	Non-Registered	Hae-Kwang Lee	—	December 8, 2023 ~	~ December 22, 2024

Note 1)	The term of Standing Director (Jong-Yong Yim): Until the end of the annual general meeting of shareholders for FY2025.
Note 2)	The terms of Independent Directors (Chan-Hyoung Chung, In-Sub Yoon, Yo-Hwan Shin, Soo-Young Song): Until the end of the annual general meeting of shareholders for FY2023.
Note 3)	The terms of Independent Directors (Su-Young Yun, Sung-Bae Ji): Until the end of the annual general meeting of shareholders for FY2024.
Note 4)	Deputy President Sung-Wook Lee’s term has been extended to February 10, 2025 (change in term took place subsequent to December 31, 2023).
Note 5)	Term commencement date: date of inauguration for registered officers or directors / date of appointment for non-registered officers or directors
Note 6)	Common shares owned are as of the date of submission of this report, and those owned by executives exclude shares owned through the Employee Stock Ownership Association.

2.	Employee Status

As of December 31, 2023	(units: persons, millions of Won)

	Number of Employees					Average Tenure		Total Compensation	Average Compensation Per Person	Note
	Regular		Contract		Total
	Total	(Short time worker)	Total	(Short time worker)
Total	78	—	37	—	115	2 years 11 months (13 years 6 months	)	22,402	167	—

Note 1)	Average tenure: term in ( ) includes tenure at affiliated companies
Note 2)	Contract employees include non-registered executives

3.	Directors’ Compensation

As of December 31, 2023	(units: persons, millions of Won)

Items	Number of Persons	Total Compensation	Average Compensation Per Director	Note
Registered Directors (excludes independent directors and audit committee members)	1	1,998	1,326	—
Independent Directors (excludes audit committee members)	2	194	87	—
Audit Committee Members	4	261	65	—
Auditor	—	—	—	—

Note 1)	Number of Persons is as of December 31, 2023
Note 2)	Total Compensation is the amount paid from January to December 2023
Note 3)	Average compensation per director was calculated by dividing the total compensation by the average number of persons
Note 4)	Registered directors and audit committee members include uncompensated directors
Note 5)	Only the compensation amount paid by Woori Financial Group is included for the executives concurrently employed by Woori Bank

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: March 14, 2024	By:	/s/ Sung-Wook Lee
(Signature)

Name: Sung-Wook Lee
Title:Deputy President